Citigroup Inc.	Pricing Sheet No. 2013-CMTNG0018 dated December 13, 2013 relating to Preliminary Pricing Supplement dated December 6, 2013 Registration Statement No. 333-192302 Filed Pursuant to Rule 433
368,000 Autocallable Equity Linked Securities Based on the Common Stock of Las Vegas Sands Corp. Due December 18, 2014
PRICING TERMS—DECEMBER 13, 2013
Underlying shares:	Shares of common stock of Las Vegas Sands Corp. (NYSE symbol: “LVS”) (the “underlying share issuer”)
Pricing date:	December 13, 2013
Issue date:	December 18, 2013
Valuation date:	December 15, 2014, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	December 18, 2014
Aggregate stated principal amount:	$3,680,000
Stated principal amount:	$10 per security
Coupon payments:	2.375% of the stated principal amount paid on each quarterly coupon payment date, subject to automatic early redemption
Coupon payment dates:
The fifth business day following each autocall observation date, and the final coupon payment date will be the maturity date (or the earlier date on which the securities are automatically redeemed, if applicable)

Automatic early redemption:
If, on any autocall observation date, the closing price of the underlying shares is greater than or equal to the initial share price, the securities will be automatically redeemed on the related coupon payment date for an amount in cash per security equal to $10 plus the related coupon payment.
If the securities are automatically redeemed prior to maturity, you will not receive any additional coupon payments following the redemption.

Autocall observation dates:	March 13, 2014, June 13, 2014 and September 15, 2014, subject to postponement if any such date is not a scheduled trading day or if certain market disruption events occur
Payment at maturity:
If the securities have not been earlier redeemed, for each $10 stated principal amount security you hold at maturity, you will be entitled to receive the final coupon payment plus:
▪ If a downside event occurs:                a number of underlying shares equal to the equity ratio (or, in our sole discretion, cash in an amount equal to the equity ratio multiplied by the final share price)
▪ If a downside event does not occur:    $10 in cash
If the securities have not been automatically redeemed prior to maturity and a downside event occurs, you will not receive the stated principal amount of your securities at maturity and, instead, will receive underlying shares (or, in our sole discretion, cash based on the value thereof) that will be worth less than 80% of the stated principal amount and may be worth nothing.  Although you will be subject to the risk of a decline in the price of the underlying shares, you will not participate in any appreciation of the underlying shares over the term of the securities.

Downside event:	A downside event will occur if the final share price is less than the downside threshold price.
Downside threshold price:	$61.256, 80% of the initial share price
Initial share price:	$76.57, the closing price of the underlying shares on the pricing date
Final share price:	The closing price of the underlying shares on the valuation date
Equity ratio:	0.13060, the stated principal amount divided by the initial share price
Listing:	The securities will not be listed on any securities exchange and, accordingly, may have limited or no liquidity.
CUSIP / ISIN:	17321F433 / US17321F4330
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per security:	$10.00	$0.15	$9.85
Total:	$3,680,000.00	$55,200.00	$3,624,800.00
(1) On the pricing date, the estimated value of the securities is $9.798 per security, which is less than the issue price.  The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance   See “Valuation of the Securities” in the related preliminary pricing supplement.
(2) For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with related preliminary pricing supplement and the other following documents, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated December 6, 2013        Product Supplement No. ES-01-03 dated November 13, 2013

Prospectus Supplement and Prospectus each dated November 13, 2013

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Inc. only. Las Vegas Sands Corp. is not involved in any way in this offering and has no obligation relating to the securities or to holders of the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.